Exhibit 99.1

NQ Mobile Inc. Announces Fourth Quarter and Fiscal Year 2012 Results

BEIJING and DALLAS, March 6, 2013 —

Fourth Quarter of 2012:

•	Record Net Revenues of $30.0 million, Up 134.1% Year-over-Year

•	Net Income Attributable to NQ Mobile was $4.9 million

•	GAAP Fully Diluted Earnings per ADS[1] of $0.09

•	Non-GAAP Net Income Attributable to NQ Mobile[2] was $12.3 million, Up 88.4% Year-over-Year

•	Non-GAAP Fully Diluted Earnings per ADS[3] of $0.23

Fiscal Year 2012:

•	Record Net Revenues of $91.8 million, Up 125.6% Year-over-Year

•	Net Income Attributable to NQ Mobile was $9.4 million

•	GAAP Fully Diluted Earnings per ADS of $0.18

•	Non-GAAP Net Income Attributable to NQ Mobile was $34.0 million, Up 62.4% Year-over-Year

•	Non-GAAP Fully Diluted Earnings per ADS of $0.66

NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.

Fourth Quarter 2012 Highlights

•	Net revenues increased 134.1% year-over-year to $30.0 million.

•	Net income attributable to NQ Mobile increased 52.7% year-over-year to $4.9 million.

•	Non-GAAP net income attributable to NQ Mobile, defined as net income attributable to NQ Mobile excluding share-based compensation expenses, increased 88.4% year-over-year to $12.3 million.

•

GAAP fully diluted Earnings per ADS was $0.09 and non-GAAP fully diluted Earnings per ADS was $0.23 for the fourth quarter of 2012. Diluted weighted average number of ADSs outstanding increased to 53.5 million in the fourth quarter of 2012 from 51.2 million in the previous quarter.

•

On November 30, 2012, the Company completed the acquisition of the remaining 73.6% equity interest in Beijing Feiliu Jutian Technology Co. (“Feiliu”). Feiliu’s financials were consolidated in the Company’s financial statements starting on December 1, 2012.

Fiscal Year 2012 Highlights

•	Net revenues for fiscal year 2012 increased 125.6% year-over-year to $91.8 million.

•

Net income attributable to NQ Mobile for fiscal year 2012, decreased 8.0% year-over-year to $9.4 million, mainly due to the $24.5 million in share-based compensation expenses recorded in the fiscal year of 2012, compared with $10.7 million in 2011.

•	Non-GAAP net income attributable to NQ Mobile for fiscal year 2012, increased 62.4% year-over-year to $34.0 million.

•

GAAP fully diluted Earnings per ADS was $0.18 and non-GAAP fully diluted Earnings per ADS was $0.66 for the fiscal year 2012. Diluted weighted average number of ADSs outstanding increased to 51.1 million in the fiscal year 2012 from 38.7 million in 2011.

The Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are described in the accompanying sections of “Non-GAAP Disclosure” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

Fourth Quarter and Fiscal Year 2012 Operating Metrics

•

Cumulative registered user accounts were 283.4 million as of December 31, 2012, compared with 146.7 million as of December 31, 2011 and 241.6 million as of September 30, 2012. Including Feiliu’s 67.4 million registered user accounts, NQ Mobile had total registered user accounts of 350.8 million as of December 31, 2012.

•

Average monthly active user accounts for the quarter ended December 31, 2012 were 97.7 million, compared with 52.4 million for the corresponding period of 2011 and 84.5 million for the quarter ended September 30, 2012. Including Feiliu’s 12.5 million average monthly active user accounts, NQ Mobile had total average monthly active user accounts of 110.2 million for the quarter ended December 31, 2012.

•

Average monthly paying user accounts for the quarter ended December 31, 2012 were 8.9 million, compared with 5.6 million for the corresponding period of 2011 and 8.2 million for the quarter ended September 30, 2012.

•	Beijing NationSky Network Technology, Inc. (“NationSky”) had over 1,200 enterprise customers as of December 31, 2012.

	As of Dec. 31,	As of Dec. 31,	As of Sept. 30,
(In millions)	2012	2011	2012
Cumulative registered user accounts	283.4	146.7	241.6
China	164.0	91.6	141.9
Overseas	119.4	55.1	99.7
Feiliu cumulative registered user accounts	67.4	—	—
Total cumulative registered user accounts	350.8	146.7	241.6

	Three months	Three months	Three months
	ended Dec. 31,	ended Dec. 31,	ended Sept. 30,
	2012	2011	2012
Average monthly active user accounts	97.7	52.4	84.5
China	56.9	32.9	49.7
Overseas	40.8	19.5	34.8
Feiliu average monthly active user accounts	12.5	—	—
Total average monthly active user accounts	110.2	52.4	84.5
Average monthly paying user accounts	8.9	5.6	8.2
China	5.9	4.0	5.6
Overseas	3.0	1.6	2.6

“We are very pleased to report a strong fourth quarter and an excellent 2012 fiscal year performance with record revenues,” commented Dr. Henry Lin, Chairman and Co-Chief Executive Officer of NQ Mobile. “In our first full year as a public company, we grew our revenue by 126% from $41 million to over $92 million. Even without taking into account the revenue contribution from the NationSky and Feiliu acquisitions, we achieved revenue of $79 million for 2012 and an outstanding organic growth rate of 93%. This significant growth is driven by our consistent execution, as well as the continued rapid growth of the global smartphone industry and adoption of mobile security and privacy solutions by consumers worldwide.”

“This past year also marked an important strategic year in the evolution of NQ Mobile as we broadened from a pure mobile security company to a mobile Internet platform company. Through the acquisitions of NationSky and Feiliu, we greatly expanded our product and service offerings, extended our customer base, and diversified our revenue streams. We are well positioned to capitalize on the significant size and growth of the mobile Internet services market for both consumers and enterprises. Through continuous technology innovation and expansion of products and services, we have set in motion our plan to become an integrated part of our users’ daily mobile experiences,” continued Dr. Lin.

“Another key theme for NQ Mobile in 2012 was the continued global expansion of our business while maintaining our leadership position in China,” added Omar Khan, Co-Chief Executive Officer of NQ Mobile. “We have made tremendous achievements in building a top tier global team, establishing our international corporate headquarters in Dallas, broadening our service offerings and gaining significant traction with global consumers and business partners alike. There is no better evidence of that than our latest announcement with America Movil to offer the entire suite of our flagship consumer security and privacy offerings: NQ Mobile Security™, NQ Mobile Vault™ and NQ Family Guardian™ to its 262 million subscribers across 18 countries. We are confident that the strong momentum in our international business will continue in 2013. We remain committed to our global expansion effort to drive the long term growth for our company.”

Fourth Quarter 2012 Results

Revenues[4]

Net revenues in the fourth quarter of 2012 were $30.0 million, up 134.1% year-over-year and up 16.4% sequentially.

Consumer Mobile Security revenues increased 69.4% year-over-year and 7.0% sequentially to $19.6 million in the fourth quarter of 2012. The increases were primarily due to the growth in the number of paying user accounts, which reflected growth in the number of registered and active user accounts, as well as increased use of NQ Mobile’s premium services, particularly among its overseas paying user accounts, which generally pay a higher subscription fee. Revenue contribution from overseas users accounted for 53.7% of Consumer Mobile Security revenues in the fourth quarter of 2012, compared with 49.8% in the same quarter a year ago and 54.1% in the previous quarter.

Enterprise Mobility revenues increased 49.1% sequentially to $6.7 million in the fourth quarter of 2012 due to the strong growth in the enterprise business and new customer gains.

Mobile Games and Advertising revenues were $0.7 million for the month of December in the fourth quarter of 2012. The Feiliu acquisition was closed on November 30, 2012 when the Company fully controlled Feiliu, thus only the December month of its financials were consolidated.

Other revenues in the fourth quarter of 2012 were $3.1 million, up 147.5% year-over-year and 3.0% sequentially, primarily due to the growth in revenues from secured download and delivery services for mobile applications produced by third parties.

Cost of Revenues

Cost of revenues in the fourth quarter of 2012 was $9.7 million, up 277.9% year-over-year and 21.6% sequentially. The year-over-year increase was primarily due to the impact from NationSky and Feiliu acquisitions, increased customer acquisition costs to drive user growth, higher staff costs from increased headcounts and salaries, and higher revenue sharing with mobile payment service providers consistent with the increase of revenue from mobile payment service providers. The sequential increase was primarily due to the impact from NationSky and Feiliu acquisitions, partially offset by lower customer acquisition costs to meet the annual expenditure budget.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2012 was $20.4 million, up 98.2% year-over-year and 14.1% sequentially. Gross margin, or gross profit as a percentage of net revenues, was 67.8% in the fourth quarter of 2012, compared with 80.1% in the same quarter a year ago and 69.2% in the previous quarter. Excluding the impact from NationSky, gross margin was 79.5% in the fourth quarter of 2012, compared with 78.5% in the previous quarter. NationSky’s gross margin in the fourth quarter of 2012 was approximately 26.8%, compared with 24.6% in the previous quarter, and the cost of revenues for NationSky primarily consists of the hardware device procurement cost.

Operating Expenses

Total operating expenses in the fourth quarter of 2012 were $20.0 million, up 126.6% year-over-year and 6.1% sequentially. Non-GAAP operating expenses were $12.6 million in the fourth quarter of 2012, up 128.0% year-over-year and 13.2% sequentially.

Selling and marketing expenses were $4.8 million in the fourth quarter of 2012, up 32.5% year-over-year and down 15.7% sequentially. Non-GAAP selling and marketing expenses were $4.2 million, up 73.9% year-over-year and down 11.8% sequentially. The year-over-year increases were primarily due to higher marketing and advertising spending and higher staff costs from headcount and salary increase, partially offset by lower share-based compensation costs. The sequential decrease was primarily due to lower marketing and advertising spending and lower share-based compensation costs.

General and administrative expenses were $11.8 million in the fourth quarter of 2012, up 235.7% year-over-year and 14.0% sequentially. The year-over-year increase was mainly due to higher share-based compensation expenses as a result of additional option and restricted shares issuance to executives and non-employee consultants, higher staff costs from salary and headcount increases, and higher legal and professional fees resulted from acquisition and investment activities. The sequential increase was primarily due to higher legal and professional fees and higher staff costs. Non-GAAP general and administrative expenses were $5.5 million, up 240.1% year-over-year and 37.2% sequentially. The year-over-year and sequential increases were primarily due to higher staff cost, higher legal and professional fees expenses and costs associated with the Feiliu acquisition.

Research and development expenses were $3.4 million in the fourth quarter of 2012, up 101.5% year-over-year and 21.0% sequentially. The year-over-year increase was primarily due to higher staff cost from salary and headcount increases and higher share-based compensation expenses while the sequential increase was primarily due to higher staff cost from salary increase and higher office-related expenses. Non-GAAP research and development expenses were $2.8 million, up 92.3% year-over-year and 22.7% sequentially. The year-over-year and sequential increases were primarily due to higher staff costs from salary and headcount increases.

Operating Income / (Loss) and Operating Margin

Operating income in the fourth quarter of 2012 was $0.4 million, compared with the operating income of $1.5 million in the same quarter a year ago and an operating loss of $1.0 million in the previous quarter. Operating margin was 1.3% in the fourth quarter of 2012, compared with 11.4% in the same quarter a year ago. The decline in operating income and operating margin was mainly due to the significant increase in share-based compensation expenses.

Non-GAAP operating income was $7.9 million in the fourth quarter of 2012, up 63.1% year-over-year and 15.2% sequentially. Non-GAAP operating margin was 26.2% in the fourth quarter of 2012, compared with 37.5% in the same quarter a year ago and 26.4% in the previous quarter. Excluding the impact from NationSky, non-GAAP operating margin was 30.7% in the fourth quarter of 2012, compared with 29.8% in the previous quarter. Operating margin for NationSky was about 10.3% in the fourth quarter of 2012, compared with 10.3% in the previous quarter.

Foreign Exchange Gain / (Loss), Interest Income and Other Income

Foreign exchange gain was $0.7 million in the fourth quarter of 2012, compared with a gain of $0.9 million in the same quarter a year ago and a loss of $0.2 million in the previous quarter. Foreign exchange gain was primarily attributable to the appreciation of RMB against US$. Interest income was $0.9 million in the fourth quarter of 2012, compared with $0.6 million in the same quarter a year ago and $0.8 million in the previous quarter. Interest income was primarily due to the term deposit position. The Company also recorded a gain of $2.9 million in other income in the fourth quarter of 2012 from step acquisition of Feiliu’s remaining equity interest on November 30, 2012. Subsequently, Feiliu became the wholly owned subsidiary of NQ Mobile. As a result, the Company re-measured the fair value of the previously owned 26.4% equity interest at the acquisition date and recognized a gain of $2.9 million accordingly.

Income Tax

Income tax benefit was $0.07 million in the fourth quarter of 2012, compared with an income tax expense of $0.05 million in the same quarter a year ago and $0.3 million in previous quarter. The low effective tax rate was primarily due to the preferential tax treatment enjoyed by certain subsidiaries of the Company.

Net Income

Net income attributable to NQ Mobile was $4.9 million in the fourth quarter of 2012, compared with $3.2 million in the same quarter a year ago and $0.3 million in the previous quarter. Non-GAAP net income attributable to NQ Mobile was $12.3 million in the fourth quarter of 2012, up 88.4% year-over-year and 51.5% sequentially. Excluding the net income contribution of $0.4 million from Nationsky, the non-GAAP net income for NQ Mobile increased 82.1% year-over-year and 49.9% sequentially to $11.9 million.

Cash Flows and Deferred Revenue

Net cash flow generated from operations for the fourth quarter of 2012 was $3.9 million, compared with $4.2 million in the same quarter a year ago and $6.9 million in the previous quarter. As of December 31, 2012, the Company had total cash position of $120.4 million ($18.9 million in cash and cash equivalents and $101.5 million in term deposits) and deferred revenue of $12.2 million.

Fiscal Year 2012 Results

Revenues

Net revenues for fiscal year 2012 were $91.8 million, up 125.6% from $40.7 million in 2011. Excluding revenue contribution in fiscal year 2012 of $12.6 million from NationSky acquired in the second quarter of 2012 and $0.7 million from Feiliu acquired in the fourth quarter of 2012, net revenues were $78.5 million, up 93.1%. The significant increase was mainly due to the strong growth in Consumer Mobile Security revenue.

Consumer Mobile Security revenues were $67.9 million in fiscal year 2012, up 87.7% from $36.2 million in 2011. Revenue contribution from overseas users accounted for 52.6% of Consumer Mobile Security revenues in fiscal year 2012, compared with 48.9% in 2011.

Other revenues in fiscal year 2012 were $10.6 million, up 137.5% from $4.5 million in 2011. Other revenues as a percentage of total net revenues excluding NationSky and Feiliu was 13.5% in fiscal year 2012, compared with 11.0% in 2011.

Cost of Revenues

Cost of revenues in fiscal year 2012 was $25.7 million, up 219.5% from $8.1 million in 2011. The increase was primarily due to the impact from NationSky and Feiliu acquisitions, increased customer acquisition cost, higher staff costs from salary and headcount increases, and higher revenue sharing with mobile payment service providers.

Gross Profit and Gross Margin

Gross profit in fiscal year 2012 was $66.0 million, up 102.5% from $32.6 million in 2011. Gross margin was 72.0% in fiscal year 2012, compared with 80.2% in 2011. Excluding the impact from Nationsky, gross profit for NQ Mobile in 2012 was $62.9 million, up 92.8%, and the gross margin was 79.4%.

Operating Expenses

Total operating expenses in fiscal year 2012 were $63.8 million, up 135.5% from $27.1 million in 2011. Non-GAAP operating expenses were $39.4 million in fiscal year 2012, up 138.5% from $16.5 million in 2011.

Selling and marketing expenses were $17.4 million in fiscal year 2012, up 118.7% from $8.0 million in 2011. Non-GAAP selling and marketing expenses were $15.1 million in fiscal year 2012, up 149.6% from $6.0 million in 2011. The increase was primarily due to increased marketing and advertising spending, higher staff costs from salary and headcount increases and higher travelling and entertainment expenses.

General and administrative expenses were $36.8 million in fiscal year 2012, up 162.2% from $14.0 million in 2011. The increase was primarily due to higher share-based compensation expenses, higher staff cost from salary and headcount increases, higher legal and professional fees and higher consulting fees. Non-GAAP general and administrative expenses were $16.2 million in fiscal year 2012, up 165.0% from $6.1 million in 2011. The increase was primarily due to higher staff cost from salary and headcount increases, higher legal and professional fees, higher consulting fees and higher travelling and entertainment expenses.

Research and development expenses were $9.6 million in fiscal year 2012, up 88.1% from $5.1 million in 2011. The increase was primarily due to higher staff costs from salary and headcount increases, higher share-based compensation expenses and higher traveling and entertainment expenses. Non-GAAP research and development expenses were $8.1 million in fiscal year 2012, up 86.0% from $4.4 million in 2011. The increase was primarily due to higher staff costs from salary and headcount increases and higher traveling and entertainment expenses.

Operating Income / (Loss) and Operating Margin

Income from operations, or operating income, for fiscal year 2012, decreased 59.0% year-over-year to $2.3 million from $5.5 million in 2011, mainly due to the significant increase in share-based compensation expenses in the fiscal year of 2012. Non-GAAP operating income for fiscal year 2012, increased 65.4% year-over-year to $26.8 million from $16.2 million in 2011. Excluding operating income contribution of $1.3 million from NationSky, non-GAAP operating income increased 57.4% year-over-year to $25.5 million.

Foreign Exchange Gain, Interest Income, Gain on Change of Interest in an Associate and Other Income

Foreign exchange gain was $0.07 million in fiscal year 2012, compared with a gain of $3.0 million in 2011. Foreign exchange gain was primarily attributable to the appreciation of RMB against US$. Interest income was $3.2 million in fiscal year 2012, compared with $1.3 million in 2011. The increase was primarily due to the higher deposit position resulting from the May 2011 IPO proceeds. The company recorded a gain on change of interest in an associate of $0.9 million in the third quarter of 2012, because the Company and all other then shareholders of Feiliu transferred 20% of the equity interest in Feiliu to a new shareholder, which was accounted for by equity method in the third quarter of 2012, in exchange for the transfer of certain intangible assets. The fair value of the intangible assets being valued were higher than the carrying amount of the equity interest which the Company transferred, which resulted a gain of $0.9 million recorded by the Company in the third quarter of 2012. The Company also recorded a gain of $2.9 million in other income in the fourth quarter of 2012 from step acquisition of Feiliu’s remaining equity interest on November 30, 2012. Subsequently, Feiliu became the wholly owned subsidiary of NQ Mobile. As a result, the Company re-measured the fair value of the previously owned 26.4% equity interest at the acquisition date and recognized a gain of $2.9 million accordingly.

Income Tax

Income tax expense was $0.4 million and the effective tax rate was 4.3% in fiscal year 2012, compared with an income tax expense of $0.1 million in 2011. The low effective tax rate was primarily due to the preferential tax treatment enjoyed by certain subsidiaries of the Company.

Net Income/(Loss)

Net income attributable to NQ Mobile for fiscal year 2012, decreased 8.0% year-over-year to $9.4 million from $10.3 million in 2011, mainly due to the significant increase in share-based compensation expense recorded in the fiscal year of 2012. Non-GAAP net income attributable to NQ Mobile for fiscal year 2012, increased 62.4% year-over-year to $34.0 million from $20.9 million in 2011. Excluding net income contribution in fiscal year 2012 of $0.7 million from NationSky, non-GAAP net income increased 59.3% year-over-year to $33.3 million.

Other Business Updates and Significant Events

NQ Mobile Share Repurchase Plan

On November 26, 2012, NQ Mobile announced that its board of directors has authorized a share repurchase plan under which the Company may repurchase up to US$20 million of its American Depository Shares (“ADSs”) over the next 12 months. As of February 28, 2013, the Company has purchased a total of 523,269 ADSs amounting to approximately $3.2 million. The Company may continue to buy ADSs subject to applicable legal restrictions and other factors and in a manner consistent with applicable securities laws.

America Movil and NQ Mobile™ Collaborate to offer Mobile Subscribers Security, Privacy and Family Protection across Mexico, and Latin America

On March 4, 2012, NQ Mobile announced that America Movil (NYSE: AMX), Latin America’s leading telecom group in terms of equity subscribers, will offer NQ Mobile’s flagship products: NQ Mobile Security™, NQ Mobile Vault™ and NQ Family Guardian™ to its 262 million subscribers located in 18 countries, including Mexico and Latin America.

NQ Mobile Offers Unique Enterprise Mobile Device Management and Security Solution, NQSky™, through Its Subsidiary, NationSky

On February 21, 2013, NQ Mobile announced that it has started offering the new NQSky Enterprise Mobile Device Management (MDM) solution through its subsidiary NationSky. Offering a suite of customized services under the NQSky brand, NationSky provides its customers end-to-end solutions from mobile data strategy consulting, architecture design and deployment, to mobile device, content and application management. NationSky also provides industry-specific solutions as well as complete platform integration services.

NQ Mobile Announces that U.S. Cellular® Will Begin Offering NQ Family Guardian™ Product Under the Name U.S. Cellular Family Protector to its 5.9 million Customers

On February 19, 2013, NQ Mobile announced that U.S. Cellular will offer NQ Mobile’s Family Guardian product under the name U.S. Cellular Family Protector™ powered by NQ Mobile™ to its 5.9 million customers.

4G Wireless to Offer NQ Mobile Security™, NQ Mobile Vault™ for Android and NQ Family Guardian™ in More Than 120 Verizon Premium Wireless Retail Locations in the Southwest US

On February 7, 2013, NQ Mobile announced that 4G Wireless will offer NQ Mobile Security, NQ Mobile Vault for Android and NQ Family Guardian at 120 retail locations across California and Nevada.

Diamond Mobile to Offer NQ Mobile™ Privacy, Security and Family Protection Solutions at more than 210 Verizon Premium Wireless Retail Locations Across Western and Southern US

On February 1, 2013, NQ Mobile announced that Diamond Wireless, an authorized Verizon retailer, will offer NQ Mobile Security, NQ Mobile Vault for Android and NQ Family Guardian at more than 210 retail locations across the U.S. beginning March 2013.

I-Mobile and NQ Mobile Collaborate to Offer Southeast Asian Mobile Subscribers Privacy, Security and Peace of Mind

On January 7, 2013, NQ Mobile and I-Mobile Corporation, a leading mobile handset provider in Thailand and Southeast Asia, announced an agreement to bring consumers easy access to one of the most powerful mobile security and safety apps on the market to help ensure safe mobile experiences for its users. I-Mobile will pre-install NQ Mobile Security on its Android mobile devices beginning in January 2013.

NQ Mobile Announces Completion of Senior Management Share Purchase Plan

On December 6, 2012, NQ Mobile announced that members of its senior management, including Co-CEOs Dr. Henry Lin and Mr. Omar Khan, and COO Mr. Vincent Shi, among others, have completed their previously announced share purchase plan to use their personal funds to purchase up to an aggregate of $2 million worth of the Company’s ADSs in open market transactions within six months from June 6, 2012.

Vox Mobile Collaborates with NQ Mobile to Provide Enterprise Mobile Security

On November 13, 2012, NQ Mobile and Vox Mobile, a leading provider of managed mobility solutions for enterprises, announced their collaboration to integrate and offer enterprise endpoint mobile security solutions to Vox Mobile’s customers globally. NQ Mobile’s security features provide enterprise customers and their employees with the privacy and security features they need to protect their businesses by securing sensitive device data from mobile threats and unsecure mobile environments.

Business Outlook

The Company expects net revenues to be in the range of $32.8 million and $33.3 million for the first quarter of 2013 and raises the full year 2013 net revenue guidance from the previously issued range of $150 million to $155 million to a range of $178 million to 183 million.

The above forecast reflects the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call Information

NQ Mobile’s management team will hold an earnings conference call to discuss its results and outlook at 8:00PM U.S. Eastern Time on Wednesday, March 6, 2013, (9:00AM Beijing/Hong Kong Time on Thursday, March 7, 2013).

The dial-in details for the conference call are:

U.S. Toll Free: 1 866 519 4004

International: +1 718 354 1231

Hong Kong: +852 2475 0994

United Kingdom: +44 2030598139

China Mainland: 400 620 8038 or 800 819 0121

Conference ID: 13418261

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:00 p.m. U.S. Eastern Time on March 6 through April 6, 2013. The dial-in details for the replay are:

U.S. Toll Free: 1 855 452 5696

International: +1 646 254 3697

Conference ID: 13418261

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of December 31, 2012, NQ Mobile maintains a large, global user base of 283 million registered user accounts and 98 million monthly active user accounts through its consumer mobile security business, 65 million registered user accounts and 13 million monthly active user accounts through its mobile games & advertising business and over 1,200 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude the share-based compensation expenses. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income attributable to NQ Mobile, excluding share-based compensation expenses, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from NQ Mobile’s unaudited financial information prepared in accordance with GAAP.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

[1]	“ADS” is American Depositary Share. Each ADS represents five Class A common shares of NQ Mobile.
[2]	Non-GAAP net income attributable to NQ Mobile is a non-GAAP financial measure, defined as net income attributable to NQ Mobile excluding share-based compensation expenses.
[3]	Non-GAAP fully diluted earnings per ADS is a non-GAAP financial measure, defined as non-GAAP net income attributable to common shareholders divided by the weighted average number of diluted ADSs.
[4]	Due to the expansion of its business and diversification of its revenue streams, beginning in the fourth quarter 2012, NQ Mobile classifies its revenues into below categories: Consumer Mobile Security (formerly termed as Premium Mobile Internet Services), Enterprise Mobility (NationSky business), Mobile Games and Advertising (Feiliu business), and Other.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	December 31, 2012	December 31, 2011
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	18,862	69,510
Term deposits	101,503	58,563
Short-term investments	7,573	—
Accounts receivable, net of allowance of US$1,095 and US$636 as of December 31, 2012 and 2011, respectively	54,475	21,379
Inventory	429	—
Prepaid expenses and other current assets	17,014	6,806

Total current assets	199,856	156,258

Equity investments	13,978	1,182
Property and equipment, net	2,434	1,078
Intangible assets, net	13,213	1,590
Goodwill	17,958	—
Other non-current assets	279	374

Total Assets	247,718	160,482

LIABILITIES
Current liabilities:
Receipt in advance	322	—
Accounts payable	7,399	1,014
Deferred revenue	12,234	7,090
Accrued expenses and other current liabilities	11,798	3,656
Tax payable	533	368
Deferred tax liabilities, current	—	103

Total current liabilities	32,286	12,231

Noncurrent liabilities:

Deferred tax liabilities, non-current	1,910	—
Other Non-current Liabilities	173	—

Total Liabilities	34,369	12,231

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Common shares	24	22
Additional paid-in capital	208,426	157,064
Statutory reserve	2,938	—
Treasury Stock	(1,346)	—
Accumulated deficit	(5,251)	(11,743)
Accumulated other comprehensive income	3,231	2,841

Total NQ Mobile Inc.’s shareholders’ equity	208,022	148,184

Non-controlling interest	5,327	67

Total shareholders’ equity	213,349	148,251

Total Liabilities and Shareholders’ Equity	247,718	160,482

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Twelve months ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	US$	US$	US$	US$	US$
Net Revenues
Consumer Mobile Security	19,630	18,354	11,591	67,938	36,202
Enterprise Mobility	6,671	4,474	—	12,552	—
Mobile Games and Advertising	664	—	—	664	—
Other services	3,064	2,974	1,238	10,614	4,469

Total net revenues	30,029	25,802	12,829	91,768	40,671

Cost of revenues*	(9,671)	(7,954)	(2,559)	(25,739)	(8,057)

Gross profit	20,358	17,848	10,270	66,029	32,614

Operating expenses:
Selling and marketing expenses*	(4,789)	(5,680)	(3,614)	(17,396)	(7,955)
General and administrative expenses*	(11,775)	(10,332)	(3,508)	(36,776)	(14,024)
Research and development expenses*	(3,395)	(2,805)	(1,685)	(9,585)	(5,095)

Total operating expenses	(19,959)	(18,817)	(8,807)	(63,757)	(27,074)

Income / (Loss) from operations	399	(969)	1,463	2,272	5,540

Interest income	897	797	629	3,193	1,342
Realized gain on available-for-sale investments	—	—	14	—	29
Foreign exchange gain/(loss), net	669	(203)	892	67	3,011
Gain on change of interest in an associate	—	943	—	943	—
Other income, net	3,029	115	115	3,364	306

Income before income taxes	4,994	683	3,113	9,839	10,228

Income tax benefit/(expense)	72	(308)	(47)	(420)	(97)
Share of profit from an associate	140	125	122	543	119

Net income	5,206	500	3,188	9,962	10,250

Net (loss)/income attributable to the non-controlling interest	(337)	(152)	1	(532)	1

Net income attributable to NQ Mobile Inc.	4,869	348	3,189	9,430	10,251

Accretion of redeemable convertible preferred shares	—	—	—	—	(535)
Allocation of net income to participating preferred shareholders	—	—	—	—	(1,595)

Net income attributable to common shareholders (Note 1)	4,869	348	3,189	9,430	8,121

Net income	5,206	500	3,188	9,962	10,250
Other comprehensive income /(loss): foreign currency translation adjustment	725	(173)	233	390	1,249

Comprehensive income	5,931	327	3,421	10,352	11,499
Comprehensive (income) / loss attributable to non-controlling interest	(337)	(152)	1	(532)	1

Comprehensive income attributable to NQ Mobile Inc.	5,594	175	3,422	9,820	11,500

Net income per common share:
Basic	0.0201	0.0015	0.0139	0.0401	0.0468
Diluted	0.0182	0.0014	0.0136	0.0369	0.0429
Weighted average number of common shares outstanding:
Basic	242,426,466	235,248,711	230,126,544	235,257,651	173,373,462
Diluted	267,613,335	256,143,907	234,238,664	255,722,551	193,537,974
Net income per ADS (Note 2):
Basic	0.1005	0.0075	0.0695	0.2005	0.2340
Diluted	0.0910	0.0070	0.0680	0.1845	0.2145
Weighted average number of ADS outstanding (Note 2):
Basic	48,485,293	47,049,742	46,025,309	47,051,530	34,674,692
Diluted	53,522,667	51,228,781	46,847,733	51,144,510	38,707,594
*Share-based compensation expense included in:
Cost of revenues	53	57	53	214	130
Selling and marketing expenses	611	944	1,212	2,342	1,923
General and administrative expenses	6,231	6,290	1,878	20,534	7,895
Research and development expenses	561	495	211	1,453	724

Note 1: The net income attributable to common shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into common shares upon the completion of the Company’s IPO on May 5, 2011. Thereafter, there was no accretion and allocation of net income to the preferred shares and all net income was attributable to the common shareholders subsequent to IPO.

Note 2: The Company was listed in May 2011, the net earnings per ADS for the three months ended March 31, 2011 is calculated using the same conversion ratio assuming the ADS was existed during such period. Each ADS represents five Class A common shares.

NETQIN MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF CASH FLOWS

(In thousands)

	Three months ended			Twelve months ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	US$	US$	US$	US$	US$
Cash flows from operating activities:
Net income	5,206	500	3,188	9,962	10,250
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	719	475	219	1,627	597
Allowance / (Reversal of) for doubtful accounts	448	7	(284)	459	321
Share-based compensation	7,456	7,786	3,354	24,543	10,672
Deferred income tax	(90)	(43)	(26)	(182)	(84)
Foreign exchange (gain) / loss, net	(669)	203	(892)	(67)	(3,011)
Share of profit from an associate	(140)	(125)	(122)	(543)	(119)
Gain on change of interest in an associate	—	(943)	—	(943)	—
Realized gain on disposal of available-for-sale investments		—	(14)		(14)
Other income	(2,962)	(80)	(80)	(3,202)	(214)
Changes in operating assets and liabilities:
Accounts receivable	(11,307)	(7,664)	(3,055)	(28,102)	(11,628)
Inventory	204	(446)	—	(35)	—
Prepaid expenses and other current assets	(1,066)	2,279	(614)	43	(1,911)
Other non-current assets	116	112	—	228	269
Accounts payable	1,533	2,492	204	5,339	396
Deferred revenue	1,175	1,388	1,066	4,946	4,400
Receipt in advance	—	—	—	322	—
Accrued expenses and other current liabilities	3,570	692	1,203	4,539	1,844
Other non-current liabilities	—	—	—	414	—
Tax payable	(255)	301	44	165	72

Net cash provided by operating activities	3,938	6,934	4,191	19,513	11,840

Cash flows from investing activities:
Placement of term deposits	(22,273)	(27,882)	(12,697)	(93,761)	(51,463)
Maturities of term deposits	12,728	29,806	4,331	51,626	4,331
Proceeds from the repayment of the advance to Tianjin Yidatong Technology Development Co., Ltd.	—	—	—	—	2,196
Disbursement from the lending of the housing loan to an employee	(64)	(79)	(79)	(302)	(79)
Proceeds from the repayment of the housing loans to employees	38	37	30	110	180
Purchase of available-for-sale investments	(10,755)	—	—	(10,755)	—
Proceeds from disposal of available-for-sale investments	3,182	—	14	3,182	14
Investment in equity investees	—	(2,794)	—	(6,272)	—
Bridge loans and prepayments made in connection with potential investments	(1,321)	(4,796)	—	(11,288)	—
Cash acquired from the business acquisition	490	—	—	1,225	—
Purchase of property and equipment and intangible assets	(559)	(1,321)	(250)	(2,334)	(2,270)

Net cash used in investing activities	(18,534)	(7,029)	(8,651)	(68,569)	(47,091)

Cash flows from financing activities:
Repayment of bank loans	(710)	—	—	(710)	—
Cash distributed by non-controlling shareholder upon disposal	—	—	—	(67)	—
Proceeds from issuance of Series C-1convertible redeemable preferred shares (net of issuance costs of US$5)	—	—	—	—	2,200
Proceeds from initial public offering (net of underwriters’ commission)	—	—	—	—	82,886
Proceeds from exercising of share options	—	—	1,551	920	1,551
Payment of listing expenses	—	—	—	—	(3,926)
Repurchase common stock	(1,346)	—	—	(1,346)	—

Net cash (used in) / provided by financing activities	(2,056)	—	1,551	(1,203)	82,711

Effect of exchange rate changes on cash and cash equivalents	461	(353)	1,109	(389)	4,084
Net (decrease)/increase in cash and cash equivalents	(16,191)	(448)	(1,800)	(50,648)	51,544
Cash and cash equivalents at the beginning of the period / year	35,053	35,501	71,310	69,510	17,966

Cash and cash equivalents at the end of the period / year	18,862	35,053	69,510	18,862	69,510

NQ MOBILE INC.

SUPPLEMENTARY NOTES - UNAUDITED CONDENSED CONSOLIDATED

STATEMENT OF OPERATION

(In thousands)

	Three months ended December 31, 2012
	NQ Mobile Inc. Group excluding NationSky	NationSky	Consolidated
	US$	US$	US$
Net Revenues
Consumer Mobile Security	19,630	—	19,630
Enterprise Mobility	—	6,671	6,671
Mobile Games and Advertising	664	—	664
Other Services	3,064	—	3,064

Total net revenues	23,358	6,671	30,029

Cost of revenues	(4,786)	(4,885)	(9,671)

Gross profit	18,572	1,786	20,358

Operating expenses:
Selling and marketing expenses	(4,564)	(225)	(4,789)
General and administrative expenses	(11,226)	(549)	(11,775)
Research and development expenses	(3,072)	(323)	(3,395)

Total operating expenses	(18,862)	(1,097)	(19,959)

(Loss)/ Income from operations	(290)	689	399

Interest income/(expense)	898	(1)	897
Foreign exchange loss, net	669	—	669
Gain on change of interest in an associate	—	—	—
Other income, net	3,029	—	3,029

Income before income taxes	4,306	688	4,994

Income tax benefit	11	61	72
Share of profit from an associate	140	—	140

Net income	4,457	749	5,206

Net income attributable to the non-controlling interest	—	(337)	(337)

Net income attributable to NQ Mobile Inc.	4,457	412	4,869

Net income attributable to common shareholders	4,457	412	4,869

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands)

	Three months ended			Twelve months ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	US$	US$	US$	US$	US$
Selling and marketing expenses under GAAP	(4,789)	(5,680)	(3,614)	(17,396)	(7,955)
Share-based compensation expense*	611	944	1,212	2,342	1,923

Non-GAAP selling and marketing expenses	(4,178)	(4,736)	(2,402)	(15,054)	(6,032)

General and administrative expenses under GAAP	(11,775)	(10,332)	(3,508)	(36,776)	(14,024)
Share-based compensation expense*	6,231	6,290	1,878	20,534	7,895

Non-GAAP general and administrative expenses	(5,544)	(4,042)	(1,630)	(16,242)	(6,129)

Research and development expenses under GAAP	(3,395)	(2,805)	(1,685)	(9,585)	(5,095)
Share-based compensation expense*	561	495	211	1,453	724

Non-GAAP research and development expenses	(2,834)	(2,310)	(1,474)	(8,132)	(4,371)

(Loss)/Income from operations under GAAP	399	(969)	1,463	2,272	5,540
Share-based compensation expense*	7,456	7,786	3,354	24,543	10,672

Non-GAAP income from operations	7,855	6,817	4,817	26,815	16,212

Net income attributable to NQ Mobile Inc. under GAAP	4,869	348	3,189	9,430	10,251
Share-based compensation expense*	7,456	7,786	3,354	24,543	10,672

Non-GAAP net income attributable to NQ Mobile Inc.	12,325	8,134	6,543	33,973	20,923

Weighted average number of diluted ADS outstanding:	53,522,667	51,228,781	46,847,733	51,144,510	38,707,594
GAAP fully diluted earnings per ADS	0.0910	0.0070	0.0680	0.1845	0.2145
Non-GAAP fully diluted earnings per ADS	0.2303	0.1588	0.1397	0.6643	0.5405

*	It represented elimination of share-based compensation expenses resulting from granting of options and restricted shares to qualified employees and consultants by the Company during the prior and current periods.